  Exhibit 99.1

City of Buenos Aires, June 14, 2019

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Subject: Transfer of Goodwill. Acquisition of property

Ladies and gentlemen,

I am pleased to address You in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) to inform that, within the framework of the National and International Public Bid No. CTBL 01/2018 (the “Bid”) called by INTEGRACION ENERGÉTICA ARGENTINA SOCIEDAD ANÓNIMA (“IEASA”), as of today, both parties have signed the transfer agreement of goodwill composed by the productive unit formed by Central Termoeléctrica Brigadier López (the “Power Station”) and the real property on which the Power Station is located, which includes the following: a) The productive unit of the Power Station, which is formed by personal property, registered personal property, facilities, equipment, tools, supplies and other property assigned to the operation of the Power Plant; b) The contractual position of IEASA in the executed agreements (which are described below); c) The permits and the authorizations in force related to the operation of the Power Plant; and d) CPSA’s obligation to take on the labor relationship with the transferred employees.

Currently, the Power Station has an installed capacity of 280 MW (Siemens technology TG). Cycle-closing works are at construction late-stage, and such power will reach 420 MW.

With regard to the Trust Agreement, CPSA assumed, as of today, the status of trustor. The balance of the financial debt as of June 14, 2019 is approximately US$ 154,288,445.

On the day of the date, CPSA paid the total amount offered in the Bid of U$S165,432,500, plus VAT, which is composed by a minimum cash amount of U$S155,332,500; plus an amount of U$S10,100,000 payable through the Receivables from CAMMESA Without a Fixed Due Date (“LVFVD”) issued by CAMMESA, which are documented credits of CPSA.

  The acquisition was financed by a US $ 180,000,000 loan granted by CITIBANK, N.A., JPMORGAN CHASE BANK N.A, and MORGAN STANLEY SENIOR FUNDING, INC., which was disbursed today.

    With nothing further, I remain sincerely Yours.

_____________________________________
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.